UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gentiva Health Services, Inc.

(Name of Subject Company)

Kindred Healthcare Development 2, Inc.

(Offeror)

Kindred Healthcare, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

Joseph L. Landenwich, Esq.

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, Kentucky 40202

502-596-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ethan A. Klingsberg, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Forward-Looking Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the tender offer for Gentiva common stock and the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the tender offer and proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether the Company will further pursue, enter into or consummate the offer or any transaction on the proposed terms or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the offer or any transaction, uncertainties as to the timing of the offer or any transaction, adverse effects on the Company’s stock price resulting from the announcement or consummation of the offer or any transaction or any failure to complete the offer or any transaction, competitive responses to the announcement or consummation of the offer or any transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the offer or any transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the offer or any transaction, uncertainties as to whether the consummation of the offer or any transaction will have the accretive effect on our earnings or cash flows that we expect, unexpected costs, liabilities, charges or expenses resulting from the offer or any transaction, litigation relating to the offer or any transaction, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This presentation is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities of Gentiva. The solicitation and offer to buy Gentiva common stock will only be made pursuant to an offer to purchase and related materials. Investors and shareholders should read those filings carefully when they become available as they will contain important information. Those documents, if and when filed, as well as Kindred other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com. The Offer to Purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 859-8508 (toll-free) or by email at gentivaoffer@dfking.com.

2

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

Kindred Heathcare

Moderator:     Toby King

June 16, 2014

5:00 p.m. ET

Operator:	Good afternoon and welcome to the Kindred Healthcare conference call. Thank you.

I would now like to turn today’s conference over to Toby King.

You may begin your conference.

Toby King:	Thank you.

Again, this is Toby King from Citigroup. Welcome to Kindred Healthcare’s equity road show presentation to discuss the company’s follow-on offering. Kindred’s management team will also discuss the company’s tender offer to acquire Gentiva Health Services, and as such Kindred is making this recording available to its analysts and investors as a conference call and webcast. More information about both transactions can be found in two separate slide presentations that are available on Kindred’s website.

Given the concurrent launch of the tender and equity offerings, there are legal restrictions on the company’s ability to take questions, so there will be no Q&A session. However, through this presentation, the Kindred management team will first address the highlights of the equity offering and Kindred’s ongoing business, followed by more detail regarding the tender offer and additional information regarding the proposed combination of Kindred and Gentiva.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

This presentation is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities of Gentiva. The solicitation and offer to buy Gentiva common stock will only be made pursuant to an offer to purchase and related materials. Investors and shareholders should read those filings carefully when they become available, as they will contain important information.

Those documents, if and when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at the SEC’s website, Kindred’s website or by contacting the information agent for the tender offer, D.F. King and Company.

Turning to slide two, let me remind you that during this presentation, we will make forward-looking statements about the company’s performance and with respect to the proposed acquisition of Gentiva. These statements are based on how the company sees things today. Actual results may differ materially due to risk and uncertainties.

Please refer to the cautionary statements and risk factors contained in Kindred’s 10K, 10Q and 8K filings for more details on forward-looking statements, as well as the prospective supplement relating to this offering.

Ben Breier:	We’d like to build on our track record by working together with Gentiva. Our past successes give us confidence that we would be able to work toward a seamless integration and create a larger, stronger, and more diversified company that will positively impact American healthcare.

Stephen Farber:	Thanks, Ben.

We have great confidence that future investments in that division, including the contemplated combination with Gentiva, offers significant opportunities to further accelerated growth and value creation for the shareholders and stakeholders of the combined company.

Gentiva fits well with our M&A strategy. We have the nation’s largest workforce of therapists with approximately 23,000 therapists. We see an enormous opportunity to deploy those therapists across Gentiva’s branches as well.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

We have been able to create and deliver meaningful cost synergies, and our successes are well documented. Our track record gives us confidence that working together with Gentiva, we will be able to work towards a seamless integration and create a larger, stronger, and more diversified company that will positively impact American healthcare.

Over the coming months, we will continue to evaluate additional avenues for growth within our hospital, rehab, sub-acute and integrated care businesses, as well as in adjacent and complementary businesses. While we are committed to the Gentiva transaction, with or without Gentiva Kindred is a company that is poised for value creation and growth.

With that, I’ll turn the call back to over to Paul to make some final comments on the offering, and then to take you through a separate tender offer slide presentation about our proposed combination with Gentiva.

Paul Diaz:

At this point, I will now take you through the separate tender offer slide presentation about our proposed combination with Gentiva. So if you’ll please turn your attention to the second deck, we’ll begin that discussion.

So now that we’ve taken you through the equity offering and some background on Kindred, I’m going to take—change gears and discuss the tender offer we announced this afternoon that will commence tomorrow, and the merits of our proposed combination with Gentiva.

Throughout my remarks, I will reference the separate presentation regarding the tender offer, which is also available on the Kindred website. As you—as you turn to slide 3 of the presentation, before I walk through the specific terms I’d like to recap our efforts to date to engage the Gentiva board and management team in discussions regarding our proposed combination.

For some time, we privately pursued the proposed combination of Kindred and Gentiva. Unfortunately, Gentiva rebuffed our private proposals and refused to enter into discussions. On May 15, Kindred publicly announced that it had submitted a proposal to Gentiva’s board of directors to acquire all the outstanding shares of Gentiva’s common stock for $14 per share, a 64 percent premium over Gentiva’s closing price on May 14.

We had hoped that this value-enhancing proposal would induce Gentiva’s board and management team to immediately engage with Kindred on a potential combination. We also noted publicly on May 15 that we would be willing to amend our proposal to all cash if the Gentiva board preferred that form of consideration.

Unfortunately, instead of entering into good-faith discussions with Kindred, Gentiva’s board implemented a poison pill on May 23, thereby limiting shareholders’ opportunity to maximize the value of their investment.

We remain hopeful that the Gentiva board will acknowledge the merits of our proposal and redeem the poison pill so that we can move forward on a negotiated transaction.

Since announcing our proposal last month, we’ve received very positive feedback from both companies’ investors and sell-side research analysts about the clinical, strategic and financial benefits of the combination.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

We continue to believe this is a highly compelling transaction that would create considerable value for the stakeholders of both companies, including patients, employees and shareholders.

As a result of the overwhelming support and feedback we have received and our confidence in the merits of the proposed combination, we have—we have decided to demonstrate our continued commitment to achieving our objective by announcing an all-cash tender offer to acquire all of the outstanding shares of common stock of Gentiva for $14.50 per share.

This all-cash offer represents a 50-cent-per-share increase over our prior proposal of $14, and a 70 percent premium over Gentiva’s closing price on May 14, and a 43 percent premium to its two-year volume-weighted adjusted price.

In light of the response we have received from the Gentiva board of directors, we believe that taking our offer directly to Gentiva’s shareholders is a logical next step in our pursuit of this value-enhancing combination.

I would like to note that we will only be able to complete the transaction through the tender offer if the Gentiva board decides to redeem the poison pill it previously implemented. But if Gentiva does not redeem the poison pill, we intend to amend the offer to purchase up to 14.9 percent of Gentiva’s outstanding shares.

This would make Kindred Gentiva’s largest shareholder. The purchase of these shares is subject to certain conditions having been satisfied at the time the offer’s scheduled to expire, including a majority of the outstanding shares being validly tendered and not withdrawn.

If we amend our offer to acquire 14.9 percent of Gentiva’s stock, we will return all previously tendered shares and extend the offer for at least 10 business days so that Gentiva shareholders have time to evaluate the amended offer. We would also promptly make the necessary filings to seek HSR clearance of the proposed transaction.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

We remain open to discussing the transaction structure and consideration with Gentiva. We strongly prefer including a stock component in the consideration as it would allow Gentiva’s shareholders to benefit from the significant upside inherent in this combination.

However, we would need the Gentiva board to engage with us to reach agreement on such a transaction, and to date they have reused to do so. Although Gentiva’s been unwilling to begin a dialogue with Kindred, we remain optimistic that through this tender offer, at a minimum Gentiva shareholders will be able to demonstrate their support of the combination and help us to move this transaction forward.

Of course, we still strongly prefer to work with Gentiva directly to reach a negotiated transaction. And we hope we can sit down with them in the near future to make this compelling opportunity a reality.

Now if you please turn to slide 4, we’ve laid out the highlights of the proposed transaction in greater detail. As I just mentioned, no matter how you cut it, we are offering a significant premium to the holders of Gentiva stock, far greater value we believe than Gentiva could hope to deliver on a standalone basis.

We expect financing for this transaction to be very straightforward, using a mix of the equity proceeds we intend to raise to today’s announced follow-on offering, debt, and other instruments that pay the purchase price of Gentiva’s shareholders and repay all of Gentiva’s debt upon consummation of a transaction.

Excluding one-time transaction integration costs, we believe the combination would be significantly and immediately accretive to Kindred’s earnings and operating cash flows. We would expect to achieve operating and financial synergies of $60 million to $80 million in the first two years, with $40 million expected in the first year alone.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

Given the increased cash flow we expect from the combined company, we expect this transaction to have no material impact on Kindred’s leverage ratio. The feedback we have received from shareholders of both companies and members of the sell-side community have been resoundingly positive. And from our initial conversation, it is clear that this is a compelling and value-enhancing proposal.

If you’d please turn to slide 5, before reiterating the business case for this combination, it is important to emphasize the industry dynamics at play and the implementation of the aging U.S. population that drive the national need for a more patient-centered healthcare system that we outline on this slide 5.

As Ben described, given the most recent data, 43 percent of Medicare beneficiaries today discharged from a hospital require some form of post-acute care. This speaks of the magnitude of the need and the opportunity we see to provide integrated care across the continuum.

And this need is growing rapidly. In the U.S., the number of people who will be older than 65 will nearly double in the next 20 years. And by 2034, they are expected to comprise 21 percent of the nation’s population.

This trend is driving a need for a healthcare delivery system that can rapidly evolve, and Kindred is at the forefront of this evolution. Through our Continue the Care strategy, our patient-centered, integrated approach to managing care transitions to support patients coming from an illness or injury, we are delivering quality care from hospital to home.

This approach is very different from the fragmented fee-for-service environment that remains prevalent today. This country needs to move, and we at Kindred are moving, toward a more outcome-based healthcare system that is focused on getting patients home and keeping them well at home.

Our proposal for Gentiva represents an important opportunity to advance and accelerate this strategy. It will help us to continue building on the progress we’ve made in shaping our organization to serve our patients in an efficient and affordable manner. And with Gentiva, we will be in more communities and better positioned to serve patients across the continuum.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

Now let me quickly turn to an overview of the ways that we believe this combination will create a leading national provider of healthcare services. Please turn to slide 6. As you can see from the slide, the pro forma numbers speak to the size, scale and diversification of the combination.

The combined companies’ pro forma revenues of $7.2 billion, EBITDAR of nearly a billion dollars, 2,800 locations and more than 10,000 caregivers serving in 47 states would make us one of the largest healthcare providers in the country.

If you turn to slide 7, looking at the pro forma footprint geographically on this slide, it is clear that our businesses are highly complementary. We overlap in 21 of the 22 integrated care markets of Kindred, allowing us to coordinate care across our operations in order to better serve our patients in these areas.

This proposed combination would also provide the scale and stability to better respond to the impact of healthcare reform. This is a transaction that is not just good for Kindred, Gentiva and our respective patients, employees and shareholders. It’s good for our country and future—and the future of American healthcare. And that’s why we are so resolute in our commitment to make this combination a reality.

If you’d please turn to slide 8, as I mentioned earlier in my remarks, there are various ways that we believe this transaction would create opportunities. The transaction would yield approximately $60 million to $80 million of revenue cost and capital synergies, while creating exceptional professional career development and opportunities for employees of both companies.

On the revenue side, we believe there are significant opportunities to grow volumes organically by cross-selling to Gentiva patients across our joint service platform, particularly given the advantages of Kindred’s many provider and payer partner relationships.

We also realize meaningful economies and opportunities on the ancillary side of our business, notably by leveraging the power of our Rehab Care division.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

On the cost side, we expect to be able to achieve meaningful cost synergies in the areas of corporate overhead, supply chain efficiency and information technology. We are eager to apply our unrivaled enterprise capabilities to Gentiva’s operations for the benefit of all shareholders.

Finally, we plan to refinance Gentiva’s existing high-cost debt and reduce Gentiva’s leverage levels, which would increase the company’s combined financial flexibility. As a larger and more diversified company, we would also have a lower cost of capital, which would allow us to invest more aggressively in our people, quality of our services and our business.

Finally, I can not stress enough the significant and immediate value we are offering to Gentiva’s shareholders. As you can see on slide 9, our all-cash offer of $14.50 per share represents a 70 percent premium to Gentiva’s closing price on May 14.

The graph on this slide shows that the premium of Gentiva’s unaffected 60-day volume-weighted average price as of May 14 is similarly a compelling 64 percent. And if you look back over the two-year time frame, the graph on this slide shows that the $14.50 price is a 43 percent premium to the two-year volume-weighted average price.

To conclude on slide 10, we are very excited about Kindred’s future and the ways in which we believe our two recent announcements today to raise equity and commence a tender offer for Gentiva will help drive forward our goals of a more patient-centered integrated care.

The proposed transaction with Gentiva advances that strategy. It needs to happen and we are confident it will happen. Raising equity through this follow-on offering will allow us to continue investing in our growth, whether through our intended combination with Gentiva or other accretive value-enhancing opportunities, or for general corporate purposes including reducing our indebtedness.

No matter how Gentiva chooses to respond to our compelling offer, we will remain a strong and vibrant company with an outstanding culture and a commitment to the highest standards of care. We ask now that Gentiva shareholders make their voices heard through this tender offer process.

Kindred Heathcare

Moderator: Toby King

06-16-14/5:00 p.m. ET

Confirmation # 61670302

We are counting on their support and we are optimistic that the Gentiva board will do the right thing and begin good faith discussions with us to make this combination a reality. Thank you for your time, and this concludes our presentation today.

END